PANDORA MEDIA, INC.

RESTRICTED STOCK UNIT ASSUMPTION NOTICE

Dear [Field: Full Name]:

On October 31, 2015 (the “Closing Date”) Pandora Media, Inc. (“Pandora”) acquired Ticketfly, Inc. (“Ticketfly”) (the “Acquisition”), pursuant to the Agreement and Plan of Merger by and among Pandora, Ticketfly and certain other parties dated October 7, 2015 (the “Merger Agreement”). This restricted stock unit assumption notice (the “Notice”) explains, in general detail, how your Ticketfly RSUs (defined below) will be treated in the Acquisition. Terms not otherwise defined in this Notice will have the meaning given to them in the Merger Agreement. The Effective Time (the “Effective Time”) means October 31, 2015.

Pursuant to the Merger Agreement, Pandora has assumed all obligations of Ticketfly under your outstanding Ticketfly Restricted Stock Units (“Ticketfly RSUs”) granted under the Ticketfly, Inc. 2008 Stock Plan (the “Ticketfly Plan”).

What this assumption means is that each outstanding Ticketfly RSU to acquire shares of Ticketfly’s common stock you hold have been automatically assumed by Pandora such that each Ticketfly RSU has been converted into a restricted stock unit (a “Pandora RSU”) to acquire Pandora common stock (“Pandora Common Stock”) upon vesting and settlement of your assumed Ticketfly RSU. Each assumed Ticketfly RSU will continue to have, and be subject to, the same terms and conditions (including vesting and other terms and conditions set forth in the Ticketfly Plan and agreement evidencing such restricted stock unit), except that such assumed Ticketfly RSU represents the right to receive on vesting and settlement that number of whole shares of Pandora common stock equal to the product (rounded down to the next whole number of shares of Pandora common stock with no cash being payable for any fractional share) of (A) the number of shares of Ticketfly common stock that were issuable upon settlement of such restricted stock unit immediately prior to the Effective Time and (B) the Exchange Ratio. The Exchange Ratio is 0.49585.

To illustrate, by way of example only, assume you have 1,000 Ticketfly RSUs. Based on the Exchange Ratio of 0.49585, your Ticketfly RSUs have converted into 495 Pandora RSUs (1,000 x 0.4958 = 495 (after rounding down to the nearest whole share)).

Nothing in this notice interferes in any way with your right and Pandora’s right to terminate your employment at any time for any reason. Future equity awards, if any, you may receive from Pandora will be governed by the terms of the Pandora equity plan under which such awards are granted, and such terms may be different from the terms of your assumed Ticketfly RSUs.

If you have any questions regarding this Notice or your assumed Ticketfly RSUs, please contact Stock Administration at (510) 451-4100.

PANDORA MEDIA, INC.

By:
Title: